SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 3, 2013

(Commission File No. 1-13202)

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐   No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐   No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐   No: ☒

Nokia to sell Devices & Services business to Microsoft in EUR 5.44 billion all-cash transaction

Nokia Corporation
Stock Exchange Release
September 3, 2013 at 06.00 (CET +1)

•                  Transaction expected to be significantly accretive to Nokia earnings.

•                  Nokia continues to develop, and sees significant value in, advanced technologies, its patent portfolio and Nokia brand.

•                  Nokia focusing on NSN, HERE and Advanced Technologies post-transaction. Each business a leading player in its respective segment.

•                  Nokia outlines changes to leadership and Board of Directors.

ESPOO, Finland — Nokia Corporation today announced that it has signed an agreement to enter into a transaction whereby Nokia will sell substantially all of its Devices & Services business and licence its patents to Microsoft for EUR 5.44 billion in cash, payable at closing. Nokia expects to book a gain on sale of approximately EUR 3.2 billion, and expects the transaction to be significantly accretive to earnings.

The transaction is expected to close in the first quarter of 2014, subject to approval by Nokia shareholders, regulatory approvals and other customary closing conditions.

Following the transaction, Nokia plans to focus on its three established businesses, each of which is a leader in enabling mobility in its respective market segment: NSN, a leader in network infrastructure and services; HERE, a leader in mapping and location services; and Advanced Technologies, a leader in technology development and licensing. At closing, this transaction is expected to strengthen Nokia’s financial position and provide a solid basis for future investment in these three businesses.

“After a thorough assessment of how to maximize shareholder value, including consideration of a variety of alternatives, we believe this transaction is the best path forward for Nokia and its shareholders,” said Risto Siilasmaa, Chairman of the Nokia Board of Directors and, following today’s announcement, also Nokia interim CEO.

Deal Terms

Subject to the closing of the transaction, Microsoft will acquire substantially all of Nokia’s Devices & Services business, including the Mobile Phones and Smart Devices business units as well as an industry-leading design team, operations including all Nokia Devices & Services production facilities, Devices & Services-related sales and marketing activities, and related support functions. At closing, approximately 32,000 people are expected to transfer to Microsoft, including approximately 4,700 people in Finland. Nokia’s CTO (Chief Technology Office) organization and patent portfolio will remain within the Nokia Group. The operations that are planned to be transferred to Microsoft generated an estimated EUR 14.9 billion, or almost 50%, of Nokia’s net sales for the full year 2012.

As part of the transaction, Nokia will grant Microsoft a 10 year non-exclusive license to its patents as of the time of the closing, and Microsoft will grant Nokia reciprocal rights related to HERE services. In addition, Nokia will grant Microsoft an option to extend this mutual patent agreement to perpetuity. Of the total purchase price of EUR 5.44 billion, EUR 3.79 billion relates to the purchase of substantially all of the Devices & Services business, and EUR 1.65 billion relates to the mutual patent agreement and future option.

Additionally, Microsoft will become a strategic licensee of the HERE platform, and will separately pay Nokia for a four year license. This revenue stream is expected to substantially replace the revenue stream HERE is currently receiving from Nokia’s Devices & Services business internally. If the transaction closes Microsoft is expected to become one of the top three customers of HERE.

Microsoft has agreed to make immediately available to Nokia EUR 1.5 billion of financing in the form of three EUR 500 million tranches of convertible bonds to be issued by Nokia maturing in 5, 6 and 7 years respectively. It is at Nokia’s discretion if it chooses to draw down all or some of these tranches. The financing is not conditional on the transaction closing. If the transaction closes, any outstanding bonds will be redeemed and netted against the deal proceeds by the amount of principal and accrued interest.

The following are the key terms of the three tranches of bonds Nokia may choose to issue:

•                  The first tranche matures in 5 years and has a 1.125% per annum coupon payable semi-annually with an initial conversion price of EUR 3.9338.

•                  The second tranche matures in 6 years and has a 2.5% per annum coupon payable semi-annually with an initial conversion price of EUR 4.0851.

•                  The third tranche matures in 7 years and has a 3.625% per annum coupon payable semi-annually with an initial conversion price of EUR 4.2364.

The Board of Directors of Nokia will separately assess whether to draw down some or all of this financing. If Nokia would decide to utilize this financing option, the earliest that Microsoft could convert any of these bonds to shares is two years from draw down.

Microsoft has agreed to a 10 year license arrangement with Nokia to use the Nokia brand on current Mobile Phones products. Nokia will continue to own and maintain the Nokia brand.  Under the terms of the transaction, Microsoft has agreed to a 10 year license arrangement with Nokia to use the Nokia brand on current and subsequently developed products based on the Series 30 and Series 40 operating systems.  Upon the closing of the transaction, Nokia would be restricted from licensing the Nokia brand for use in connection with mobile device sales for 30 months and from using the Nokia brand on Nokia’s own mobile devices until December 31, 2015.

The transaction is subject to potential purchase price adjustments, protecting both Nokia and Microsoft, and a USD 750 million termination fee payable by Microsoft to Nokia in the event that the transaction fails to receive necessary regulatory clearances.

Building Nokia’s next chapter

Following the transaction, Nokia plans to focus on its three established businesses, each of which is a leader in enabling mobility in its respective market segment: NSN, a leader in network infrastructure and services; HERE, a leader in mapping and location services; and Advanced Technologies, a leader in technology development and licensing.

Nokia will retain its headquarters in Finland. Excluding the approximately 32,000 people planned to transfer to Microsoft, Nokia would have employed approximately 56,000 people at the end of the second quarter 2013.

“Today is an important moment of change and reinvention for Nokia and its employees,” said Nokia Chairman and interim CEO Mr. Siilasmaa. “With our strong corporate identity, leading assets and talent, and from a position of renewed financial strength, we will build Nokia’s next chapter.”

NSN, a wholly-owned business of Nokia since August 2013, is a leader in mobile broadband, and is focused on operating at the forefront of each generation of mobile technology, including pushing the boundaries of connecting people through LTE and future technologies. Nokia continues to manage NSN as a strong, independent entity.

HERE will continue to focus on growing its industry-leading position through a broad location offering across mobile devices, connected devices, enterprise solutions and the automotive environment. HERE will continue to execute its strategy to become the leading independent location cloud platform company, offering mapping and location services across different screens and operating systems.

Our Advanced Technologies business will build on several of Nokia’s current CTO and Intellectual Property Rights activities. Advanced Technologies will explore new business opportunities through advanced research, development and concept products in areas such as connectivity, sensing and material technologies, as well as web and cloud technologies. At the same time, Advanced Technologies plans to continue to build Nokia’s patent portfolio from this innovation and targets to expand its industry-leading technology licensing program, spanning technologies that enable mobility today and tomorrow.

“Following this transaction, Nokia’s financial situation is expected to be significantly stronger and its earnings profile significantly improved,” said Nokia CFO and interim President Timo Ihamuotila. “We will have three well-positioned businesses, each a leader in its market. Overall, we will continue to focus on managing and maximizing the assets of Nokia Group prudently and pragmatically to create value for Nokia shareholders.”

Historical pro forma information and strategic evaluation

This transaction is expected to be significantly accretive to Nokia earnings. In the first half 2013, Nokia Group net sales were EUR 11.5 billion and non-IFRS operating margin was 4.2%. On a pro forma basis assuming this transaction would have closed, Nokia Group net sales would have been EUR 6.3 billion and non-IFRS operating margin would have been 12.1% in the first half 2013.

PREVIOUSLY PUBLISHED AND PRO FORMA INFORMATION

	Nokia GROUP as previously published		Continuing Operations pro forma		Nokia GROUP as previously published		Continuing Operations pro forma
	Non- IFRS	Reported	Non- IFRS	Reported	Non-IFRS	Reported	Non-IFRS	Reported
	1-6 2013	1-6 2013	1-6 2013	1-6 2013	1-12 2012	1-12 2012	1-12 2012	1-12 2012
Net sales (EUR billions)	11.5	11.5	6.3	6.2	30.3	30.3	15.3	15.3
Operating profit (%)	4.2	-2.3	12.1	0.8	0.4	-7.6	8.5	-4.0

1) The pro forma net sales for continuing operations have been calculated by deducting the Mobile Phones and Smart Devices business units net sales and spare parts net sales from the Nokia Group net sales.

2) Additionally, continuing operations pro forma net sales have been adjusted to reflect the HERE platform license agreement under which Microsoft will separately pay Nokia, as if the transaction had closed on January 1, 2012.

3) The pro forma operating profit % has been calculated by deducting the Mobile Phones and Smart Devices business units costs from the Nokia group costs as well as by making certain cost adjustments between the transferring business and continuing operations to reflect the scope of the transaction.

4) The above figures reflect the retrospective application of IAS 19R, Employee benefits, as published in our 2013 interim reports.

The transaction is also expected to significantly strengthen Nokia’s financial position and Nokia targets to return to being an investment grade company. If this transaction as well as Nokia’s acquisition of 50% of NSN would have closed before the end of the second quarter 2013, Nokia would have ended the quarter with gross cash of EUR 14.9 billion and net cash of EUR 7.8 billion, excluding transaction related expenses and taxes. Assuming repayment of financing facilities related to the NSN acquisition as well as Nokia’s debt facilities of EUR 1.8 billion maturing before the end of the first quarter 2014, Nokia would have ended the second quarter 2013 with gross cash of EUR 11.4 billion and net cash of EUR 7.8 billion, excluding transaction related expenses and taxes. This compares to reported gross cash of EUR 9.5 billion and net cash of EUR 4.1 billion at the end of the second quarter 2013.

Nokia’s Board of Directors is conducting a strategy evaluation for Nokia Group between signing and closing of the transaction. This evaluation will comprise of evaluations of strategies for each of Nokia’s three businesses and possible synergies between them, as well as an evaluation of the optimal corporate and capital structure for Nokia after the closing of the transaction. After this evaluation is complete, deemed excess capital is planned to be distributed to shareholders.

Nokia expects to book a gain on sale of approximately EUR 3.2 billion from the transaction, excluding any potential tax implications, gains or losses related to currency translation differences triggered by the transaction. In connection with the transaction, Nokia will be required to evaluate whether the impact of the sale on future cash flows or operating results requires changes in the carrying values of any of its remaining assets or liabilities. This evaluation will include, among other things, a review of existing goodwill balances for impairment and the potential recoverability of deferred tax assets currently subject to valuation allowance.  Additional assets and liabilities may require adjustment upon completion of our review.

Nokia Leadership

Nokia today announced changes to its leadership as a result of the proposed transaction. These changes, which are effective immediately, are designed to provide an appropriate corporate governance structure during the interim period following the announcement of this transaction.

The Nokia Leadership Team will continue to consist of the current members, but with changes in positions and reporting lines as outlined below.

Risto Siilasmaa will assume an interim CEO role for Nokia while continuing to serve in his role as Chairman of the Nokia Board of Directors. As part of his interim CEO role, Mr. Siilasmaa will, among other tasks, oversee strategy and have four direct reports: Michael Halbherr, Executive Vice President, HERE; Stephen Elop, Executive Vice President, Devices & Services; Timo Ihamuotila, Nokia CFO and interim President; and Jesper Ovesen, Executive Chairman of the NSN Board of Directors.

To avoid the perception of any potential conflict of interest between now and the pending closure of the transaction, Stephen Elop will step aside as President and CEO of Nokia Corporation, resign from the Board of Directors, and will become Executive Vice President, Devices & Services. The following Nokia Leadership Team members will report to Mr. Elop: Marko Ahtisaari, Executive Vice President, Design; Jo Harlow, Executive Vice President, Smart Devices; Juha Putkiranta, Executive Vice President, Operations; Timo Toikkanen, Executive Vice President, Mobile Phones; and Chris Weber, Executive Vice President, Sales and Marketing.

Timo Ihamuotila becomes President of Nokia for the interim period while also continuing to serve as CFO. Mr. Ihamuotila will assume the responsibility of chairing the Nokia Leadership Team. The following Nokia Leadership Team members will report to Mr. Ihamuotila: Louise Pentland, Executive Vice President and Chief Legal Officer; Henry Tirri, Executive Vice President and Chief Technology Officer; Juha Äkräs, Executive Vice President, Human Resources; and Kai Öistämö, Executive Vice President, Corporate Development.

We expect that Mr. Elop, Ms. Harlow, Mr. Putkiranta, Mr. Toikkanen, and Mr. Weber would transfer to Microsoft at the anticipated closing.

Mr. Ahtisaari has decided to again pursue entrepreneurial opportunities. He will step down from the Nokia Leadership Team and his position as Executive Vice President, Design, effective as from November 1, 2013. He will continue to work on activities related to the transaction through November 30, 2013. Effective November 1, 2013 Stefan Pannenbecker will start leading Design, reporting to Mr. Elop.

This announcement does not change the current leadership for Nokia Solutions and Networks. Rajeev Suri will continue to serve as CEO, NSN, reporting to NSN’s

Board which continues to be chaired by Jesper Ovesen who continues to serve as NSN’s Executive Chairman and reports to Mr. Siilasmaa.

Nokia Board of Directors

To avoid the perception of any potential conflict of interest between now and the pending closure of the transaction, Stephen Elop will resign from the Nokia Board of Directors effective today. The Nokia Board currently consists of the following nine members: Risto Siilasmaa, Chairman; Jouko Karvinen, Vice Chairman; Bruce Brown; Elizabeth Doherty; Henning Kagermann; Helge Lund; Mårten Mickos; Elizabeth Nelson and Kari Stadigh. As a result of Mr. Siilasmaa assuming the interim CEO role, and in line with good corporate governance, Mr. Siilasmaa will no longer be a member and Chairman of the Corporate Governance & Nomination Committee. The Corporate Governance and Nomination Committee currently consists of the following three members:  Mr. Kagermann, Mr. Karvinen and Mr. Lund. The Board elected Mr. Karvinen as the Chairman of the Corporate Governance & Nomination Committee. The composition of the Personnel Committee and the Audit Committee remain unchanged.

Extraordinary shareholders meeting and Nokia Board recommendation

Under the terms of the agreement, the closing of the transaction will be subject to approval by Nokia shareholders. Nokia plans to hold an Extraordinary General Meeting on November 19, 2013 and to publish a notice of the meeting and make available more information on the transaction and its background later this month. Having thoroughly analysed the transaction and other alternatives available, the Board of Directors decided to enter into the transaction and recommends that Nokia shareholders vote to confirm and approve the sale of substantially all of the Devices & Services business to Microsoft at the Extraordinary General Meeting.

Investor Conference Call

Today, Nokia executives will hold an investor call at 3.00pm Finnish time. A live webcast of the conference call will be available at

http://investors.nokia.com. Media representatives can view the webcast or listen in at +1 706 634 5012, conference ID 45390451.

Press Conference

Nokia will host a press conference today on Tuesday at 11.00 a.m. EET in Dipoli, Espoo (Otakaari 24). Registration will start at 10 a.m., and the doors will open at 10.40 a.m. Due to space constraints, only media who show valid press credentials at the registration will be admitted. Media are encouraged to watch a live webcast of the press conference via: http://press.nokia.com.

Media Enquiries

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com/

FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones  (referred to below as “Sale of the D&S Business”) pursuant to a purchase agreement between Nokia and Microsoft (referred to below as “Agreement”); B) the closing of the Sale of the D&S Business; C) obtaining the shareholder approval for the Sale of the D&S Business; D) receiving timely, or at all, necessary regulatory approvals for the Sale of the D&S Business; E) expectations, plans or benefits related to or caused by the Sale of the D&S Business; F) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing business areas that will not be divested in connection with the Sale of the D&S Business; G) expectations, plans or benefits related to changes in leadership and operational structure; H) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally  resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect caused by us entering into the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services  business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effect on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; and, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our most recent interim report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Microsoft to acquire Nokia’s Devices & Services business, license Nokia’s patents and mapping services

Nokia Corporation
Stock Exchange Release
September 3, 2013 at 06.00 (CET +1)

REDMOND, Washington and ESPOO, Finland — Microsoft Corporation and Nokia Corporation today announced that the Boards of Directors for both companies have decided to enter into a transaction whereby Microsoft will purchase substantially all of Nokia’s Devices & Services business, license Nokia’s patents, and license and use Nokia’s mapping services.

Under the terms of the agreement, Microsoft will pay EUR 3.79 billion to purchase substantially all of Nokia’s Devices & Services business, and EUR 1.65 billion to license Nokia’s patents, for a total transaction price of EUR 5.44 billion in cash. Microsoft will draw upon its overseas cash resources to fund the transaction. The transaction is expected to close in the first quarter of 2014, subject to approval by Nokia’s shareholders, regulatory approvals and other closing conditions.

Building on the partnership with Nokia announced in February 2011 and the increasing success of Nokia’s Lumia smartphones, Microsoft aims to accelerate the growth of its share and profit in mobile devices through faster innovation, increased synergies, and unified branding and marketing. For Nokia, this transaction is expected to be significantly accretive to earnings, strengthen its financial position, and provide a solid basis for future investment in its continuing businesses.

“It’s a bold step into the future — a win-win for employees, shareholders and consumers of both companies. Bringing these great teams together will accelerate Microsoft’s share and profits in phones, and strengthen the overall opportunities for both Microsoft and our partners across our entire family of devices and services,” said Steve Ballmer, Microsoft chief executive officer. “In addition to their innovation and strength in phones at all price points, Nokia brings proven capability and talent in critical areas such as hardware design and engineering, supply chain and manufacturing management, and hardware sales, marketing and distribution.”

“We are excited and honored to be bringing Nokia’s incredible people, technologies and assets into our Microsoft family. Given our long partnership with Nokia and the many key Nokia leaders that are joining Microsoft, we anticipate a smooth transition and great execution,” Ballmer said. “With ongoing share growth and the synergies across marketing, branding and advertising, we expect this acquisition to be accretive to our adjusted earnings per share starting in FY15, and we see significant long-term revenue and profit opportunities for our shareholders.”

“For Nokia, this is an important moment of reinvention and from a position of financial strength, we can build our next chapter,” said Risto Siilasmaa, Chairman of the Nokia Board of Directors and, following today’s announcement, Nokia Interim CEO. “After a thorough assessment of how to maximize shareholder value, including consideration of a variety of alternatives, we believe this transaction is the best path forward for Nokia and its shareholders. Additionally, the deal offers future opportunities for many Nokia employees as part of a company with the strategy, financial resources and determination to succeed in the mobile space.”

“Building on our successful partnership, we can now bring together the best of Microsoft’s software engineering with the best of Nokia’s product engineering, award-winning design, and global sales, marketing and manufacturing,” said Stephen Elop, who following today’s announcement is stepping aside as Nokia President and CEO to become Nokia Executive Vice President of Devices & Services. “With this combination of talented people, we have the opportunity to accelerate the current momentum and cutting-edge innovation of both our smart devices and mobile phone products.”

Nokia has outlined its expected focus upon the closing of the transaction in a separate press release published today.

TERMS OF THE AGREEMENT

Under the terms of the agreement, Microsoft will acquire substantially all of Nokia’s Devices and Services business, including the Mobile Phones and Smart

Devices business units as well as an industry-leading design team, operations including all Nokia Devices & Services-related production facilities, Devices & Services-related sales and marketing activities, and related support functions. At closing, approximately 32,000 people are expected to transfer to Microsoft, including 4,700 people in Finland and 18,300 employees directly involved in manufacturing, assembly and packaging of products worldwide. The operations that are planned to be transferred to Microsoft generated an estimated EUR 14.9 billion, or almost 50 percent of Nokia’s net sales for the full year 2012.

Microsoft is acquiring Nokia’s Smart Devices business unit, including the Lumia brand and products. Lumia handsets have won numerous awards and have grown in sales in each of the last three quarters, with sales reaching 7.4 million units in the second quarter of 2013.

As part of the transaction, Nokia is assigning to Microsoft its long-term patent licensing agreement with Qualcomm, as well as other licensing agreements.

Microsoft is also acquiring Nokia’s Mobile Phones business unit, which serves hundreds of millions of customers worldwide, and had sales of 53.7 million units in the second quarter of 2013. Microsoft will acquire the Asha brand and will license the Nokia brand for use with current Nokia mobile phone products. Nokia will continue to own and manage the Nokia brand. This element provides Microsoft with the opportunity to extend its service offerings to a far wider group around the world while allowing Nokia’s mobile phones to serve as an on-ramp to Windows Phone.

Nokia will retain its patent portfolio and will grant Microsoft a 10-year license to its patents at the time of the closing. Microsoft will grant Nokia reciprocal rights to use Microsoft patents in its HERE services. In addition, Nokia will grant Microsoft an option to extend this mutual patent agreement in perpetuity.

In addition, Microsoft will become a strategic licensee of the HERE platform, and will separately pay Nokia for a four-year license.

Microsoft will also immediately make available to Nokia EUR 1.5 billion of financing in the form of three EUR 500 million tranches of convertible notes that Microsoft would fund from overseas resources. If Nokia decides to draw down on this financing option, Nokia would pay back these notes to Microsoft from the proceeds of the deal upon closing. The financing is not conditional on the transaction closing.

Microsoft also announced that it has selected Finland as the home for a new data center that will serve Microsoft consumers in Europe. The company said it would invest more than a quarter-billion dollars in capital and operation of the new data center over the next few years, with the potential for further expansion over time.

NOKIA LEADERSHIP CHANGES

Nokia expects that Stephen Elop, Jo Harlow, Juha Putkiranta, Timo Toikkanen, and Chris Weber would transfer to Microsoft at the anticipated closing of the transaction. Nokia has outlined these changes in more detail in a separate release issued today.

EXTRAORDINARY SHAREHOLDERS MEETING

Nokia plans to hold an Extraordinary General Meeting on November 19, 2013. The notice of the meeting and more information on the transaction and its background are planned to be published later this month.

PRESS CONFERENCE

Nokia will host a press conference today, Tuesday, Sept. 3, at 11 a.m. EEST in Dipoli, Espoo (Otakaari 24). Registration will start at 10 a.m., and the doors will open at 10.40 a.m. Due to space constraints, only media who show valid press credentials at the registration will be admitted. Media are encouraged to watch a live webcast of the press conference via: http://press.nokia.com/

INVESTOR CALLS

Microsoft will hold a conference call for investors, financial analysts and news media Tuesday, Sept. 3, at 3:45 p.m. EEST/8:45 a.m. EDT.  Interested parties should call toll-free at (888) 459-9165, or for international calls dial +1-773-799-3324. You may also access the call online at http://www.microsoft.com/investor.

Nokia executives will hold an investor call at 3 p.m. EEST today, Tuesday, Sept. 3. A webcast of the conference call will be available at http://investors.nokia.com. Media representatives can view the webcast or listen in at +1 706 634 5012, conference ID 45390451.

MEDIA ENQUIRIES

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

Microsoft

Rapid Response Team, Waggener Edstrom Worldwide, +1 (503) 443-7070, rrt@waggeneredstrom.com

FORWARD-LOOKING STATEMENTS: NOKIA

It should be noted that Nokia and its business are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the planned sale by Nokia of substantially all of Nokia’s Devices & Services business, including Smart Devices and Mobile Phones (referred to below as “Sale of the D&S Business”) pursuant to a purchase agreement between Nokia and Microsoft (referred to below as “Agreement”); B) the closing of the Sale of the D&S Business; C) obtaining the shareholder approval for the Sale of the D&S Business; D) receiving timely, or at all, necessary regulatory approvals for the Sale of the D&S Business; E) expectations, plans or benefits related to or caused by the Sale of the D&S Business; F) expectations, plans or benefits related to Nokia’s strategies, including plans for Nokia with respect to its continuing business areas that will not be divested in connection with the Sale of the D&S Business; E) expectations, plans or benefits related to changes in leadership and operational structure; F) expectations and targets regarding our operational priorities, financial performance or position, results of operations and use of proceeds from the Sale of the D&S Business; and G) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim”, “plans,” “intends,” “focus,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) the inability to close the Sale of the D&S Business in a timely manner, or at all, for instance due to the inability or delays in obtaining the shareholder approval or necessary regulatory approvals for the Sale of the D&S Business, or the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement; 2) the potential adverse effect on the sales of our mobile devices, business relationships, operating results and business generally resulting from the announcement of the Sale of the D&S Business or from the terms that we have agreed for the Sale of the D&S Business; 3) any negative effect caused by us entering into the Sale of the D&S Business, as we may forego other competitive alternatives for strategies or partnerships that would benefit our Devices & Services business and if the Sale of the D&S Business is not closed, we may have limited options to continue the Devices & Services business or enter into another transaction on terms favorable to us, or at all; 4) our ability to effectively and smoothly implement planned changes to our leadership and operational structure or maintain an efficient interim governance structure and preserve or hire key personnel; 5) any negative effect from the implementation of the Sale of the D&S Business, which will require significant time, attention and resources of our senior management and others within the company potentially diverting their attention from other aspects of our business; 6) disruption and dissatisfaction among employees caused by the plans and implementation of the Sale of the D&S Business reducing focus and productivity in areas of our business; 7) the amount of the costs, fees, expenses and charges related to or triggered by the Sale of the D&S Business; 8) any impairments or charges to carrying values of assets or liabilities related to or triggered by the Sale of the D&S Business; 9) potential adverse effect on our business, properties or operations caused by us implementing the Sale of the D&S Business; 10) the initiation or outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted against us relating to the Sale of the D&S Business; and, as well as the risk factors specified on pages 12-47 of Nokia’s annual report on Form 20-F for the year ended December 31, 2012 under Item 3D. “Risk Factors.” and risks outlined in our most recent interim report. Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

FORWARD-LOOKING STATEMENTS: Microsoft

This press release contains forward-looking statements, which are any predictions, projections or other statements about future events based on current expectations and assumptions that are subject to risks and uncertainties. The potential risks and uncertainties include, among others, that the expected financial and other benefits from the Nokia transaction may not be realized, including because of: our inability to close the transaction, or Nokia’s inability to repay the financing should it take down the financing and the transaction doesn’t close; the response to the acquisition by the customers, employees, and strategic and business partners of Nokia’s Devices & Services business; the extent to which we achieve anticipated operating efficiencies and cost savings, and anticipated smart device and mobile phone market share targets; the overall growth rates for the smart device and mobile phone markets; ongoing downward pressure on prices for mobile devices; unanticipated restructuring expenses; any restrictions or limitations imposed by regulatory authorities; the impact of Microsoft management and organizational changes resulting from acquisition of Nokia’s Devices & Services business; the ability to retain key Nokia personnel; our effectiveness in integrating the Nokia Devices & Services business with Microsoft’s businesses; the response of existing Microsoft smart devices original equipment manufacturers; risks related to the Nokia Devices & Services international operations; and our ability to realize our broader strategic and operating objectives. Actual results may differ materially from the forward-looking statements because of these and other risk and uncertainties of our business, which are described in our filings with the Securities and Exchange Commission (“SEC”), including our Forms 10-K and 10-Q.

For further information regarding risks and uncertainties associated with Microsoft’s business, please refer to the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” sections of Microsoft’s SEC filings, including, but not limited to, its annual report on Form 10-K and quarterly reports on Form 10-Q, copies of which may be obtained by contacting Microsoft’s Investor Relations department at (800) 285-7772 or at Microsoft’s Investor Relations website at http://www.microsoft.com/investor.

All information in this release is as of September 2, 2013. Microsoft undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Enclosures:

Nokia stock exchange release dated September 3, 2013: Microsoft to acquire Nokia’s Devices & Services business, license Nokia’s patents and mapping services

Nokia stock exchange release dated September 3, 2013: Nokia to sell Devices & Services business to Microsoft in EUR 5.44 billion all-cash transaction

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2013	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal